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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*
                                          ------

                                  Amereco, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02360P 10 4
          -----------------------------------------------------
                                 (CUSIP Number)


     680 Atchison Way, Suite 800, Castle Rock Colorado 80104, (303) 688-5160
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    June 1996
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE      2   OF  41   PAGES
          ---------------                               -----    -----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WEI MING LU     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Dominican Republic and Taiwan
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     2,183,888
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     399,834
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     2,183,888
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     399,834
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,283,633
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     74.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE      3   OF  41   PAGES
          ---------------                               -----    -----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FU-MEI LU     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Dominican Republic and Taiwan
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     1,051,443
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     1,051,443
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,283,633
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     74.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE      4   OF  41   PAGES
          ---------------                               -----    -----



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHIH-HUI LU     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Dominican Republic and Taiwan
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     1,451,277
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     1,451,277
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,517,164
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     38.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE      5   OF  41   PAGES
          ---------------                               -----    -----



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHIH-FEN LU     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Dominican Republic and Taiwan
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     1,051,443
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     1,051,443
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,525,052
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     38.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE      6   OF  41   PAGES
          ---------------                               -----    -----



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHIH-RU LU     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Dominican Republic and Taiwan
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     1,051,443
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     1,051,443
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,051,443
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE      7   OF  41   PAGES
          ---------------                               -----    -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHIH-CHI LU     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Dominican Republic and Taiwan
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     1,051,443
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     1,051,443
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,051,443
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE      8   OF  41   PAGES
          ---------------                               -----    -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PEI-YU LU     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Dominican Republic and Taiwan
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     1,051,443
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     1,051,443
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,051,443
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE      9   OF  41   PAGES
          ---------------                               -----    -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHUN-CHING LU     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Dominican Republic and Taiwan
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     1,051,443
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     1,051,443
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,051,443
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE      10   OF  41   PAGES
          ---------------                               -----    -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EARL B. WING     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     399,834
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     399,834
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,525,052
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     38.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE      11   OF  41   PAGES
          ---------------                               -----     -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JAMES H. WALDROP    ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     399,834
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     399,834
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,545,721
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE      12   OF  41   PAGES
          ---------------                               -----     -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MICHAEL E. DEE    ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     399,834
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     399,834
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,465,721
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE     13    OF  41   PAGES
          ---------------                               -----     -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GEORGIA RESOURCES, INC.   84-1247183
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     2,183,888
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     0
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     2,183,888
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,683,888
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE     14    OF  41   PAGES
          ---------------                               -----     -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CATHAY GLOBAL INVESTMENTS, INC.    84-1176366
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     399,834
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     0
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     399,834
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,465,721
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE     15    OF  41   PAGES
          ---------------                               -----     -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OMNIVEST AMERICAS, INC.    84-1257384
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     0
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,893
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE     16    OF  41   PAGES
          ---------------                               -----     -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     W.M.L. SERVICES CORPORATION     84-1176365
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     2,183,888
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     0
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     2,183,888
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,151,156
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     58.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE     17    OF  41   PAGES
          ---------------                               -----     -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C.I.S. RESOURCES, Limited Liability Company     84-1225954
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     1,051,443
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     0
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     1,051,443
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,051,443
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No.  02360P  10  4                        PAGE     18    OF  41   PAGES
          ---------------                               -----     -----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CONTINENTAL INTEGRATED SERVICES, INC.     84-1196845
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     1,051,443
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     0
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     1,051,443
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,051,443
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  02360P  10  4                        PAGE     19    OF  41   PAGES
          ---------------                               -----     -----


     This statement on Schedule 13D (this "Statement") is the initial filing by the Reporting Persons, as defined below.

Item 1. Security and Issuer

     This Statement relates to the Common Stock, $.001 par value per share (the "Shares") of Amereco, Inc., a Utah corporation (the "Company" or "Amereco"). The principal executive offices of the Company are located at 680 Atchison Way, Suite 800, Castle Rock, Colorado 80104.

Item 2. Identity and Background

     (a), (b), (c), (d) The following information sets forth the information required by Item 1, paragraphs (a) through (d) of Schedule 13D:

     Address. This Statement is filed by the following persons who are direct or indirect beneficial owners of shares of common stock of Amereco. In each case, the address for the persons described hereinafter is: 1401 Seventeenth Street, Suite 1520, Denver, Colorado 80202. Their telephone number is 303-296-6789 (fax:
303-297-0609).

     (i) Identification of Direct Beneficial Owners.
         -------------------------------------------

     Georgia Resources, Inc. ("GRI"), a Nevada corporation, is a private company involved in making loans to, and arranging loans for, Amereco, and holding shares of Amereco common stock and options to acquire such shares for its principal, Wei- Ming Lu ("Mr. Lu"). The executive officers and directors of GRI, and their principal occupations, are:

     Wei-Ming Lu         Private  investor;   President  and  Director  of  GRI;
                         Director of Cathay;  President and Director of WML; and
                         Director of  Americas.  Cathay,  WML and  Americas  are
                         Reporting Persons described in more detail below.

     Chih-Hui Lu         Private investor;  Treasurer and Secretary of GRI; Vice
                         President,  Secretary  and  Director  of  Cathay;  Vice
                         President,  Secretary and Treasurer of WML;  Secretary,
                         Treasurer and Director of C.I.S.; Manager of Resources;
                         Secretary,  Treasurer and Director of Americas.  C.I.S.
                         and Resources are Reporting Persons described in more detail below.

CUSIP No.  02360P  10  4                        PAGE     20    OF  41   PAGES
          ---------------                               -----     -----



     Cathay Global Investments, Inc. ("Cathay"), a Nevada corporation, is a private company involved in making and managing debt and equity investments in the United States for its principal, Mr. Lu, and providing accounting and financial reporting services for such investments. The principal executive officers and directors of Cathay, and their principal occupations, are:

     James H. Waldrop    Chief  Executive  Officer,  President  and  Director of
                         Cathay; President of Americas.

     Michael E. Dee      Senior  Vice  President  -  Finance,   Chief  Financial
                         Officer,   Treasurer,  and  Director  of  Cathay;  Vice
                         President and Treasurer of Americas.

     Chih-Hui Lu         See GRI, above.

     Earl B. Wing        Vice  President and Director of Cathay;  Vice President
                         of WML.

     Chih-Fen Lu         Private  investor;   Vice  President  of  Cathay;  Vice
                         President of WML; Vice President and Director of C.I.S.
                         and Resources.

     Wei-Ming Lu         See GRI, above.


     C.I.S. Resources Limited Liability Company ("Resources"), a Colorado limited liability company, is a private company involved in making loans to Amereco and holding common stock in Amereco for its indirect equity owners, the Lu Family Investors and certain other unaffiliated people. Resources is a member managed limited liability company. The members are Cathay (as to 0.1%) and C.I.S. (as to 99.9%).

     Wei Ming Lu, individually -- See GRI, above

     James H. Waldrop, individually -- See Cathay, above.

     (ii) Identification of Indirect Beneficial Owners.
          ---------------------------------------------

     Omnivest Americas, Inc. ("Americas"), a Nevada corporation wholly-owned by Cathay, owns interests in Amereco through Cenote LLC, an unaffiliated company over which no Reporting Person has any direct or indirect control. WML (defined below) also indirectly owns shares of Amereco common stock through Cenote. No Reporting Person controls or has the ability to control investment or voting decisions of Cenote, LLC.

CUSIP No.  02360P  10  4                        PAGE     21    OF  41   PAGES
          ---------------                               -----     -----


     Americas is a private company involved in making and managing debt and equity investments in the United States and Mexico for its principal, Mr. Lu. The executive officers and directors of Americas, and their principal occupations, are:

     Wei-Ming Lu           See GRI, above.

     Chih-Hui Lu           See GRI, above.

     James H. Waldrop      See Cathay, above

     Michael E. Dee        See Cathay, above.

     Fu-Mei Lu, Chih-Fen Lu, and Wei-Ming Lu indirectly own beneficial interests in Amereco common stock as a result of their ownership of Riverbank Resources, LLC ("Riverbank"), a Colorado limited liability company. Information regarding these persons is contained below.

     (iii) Entities Controlling the Direct Beneficial Owners.
           --------------------------------------------------

     W.M.L. Services Corporation ("WML"), a Nevada corporation, owns 99.9% of the outstanding equity interest of GRI and 82% of the outstanding equity interest in Cathay. WML is a private company involved in making and managing debt and equity investments in the United States for its principal, Mr. Lu. The executive officers and directors of WML, and their principal occupations, are:

     Wei-Ming Lu           See GRI, above.

     Chih-Hui Lu           See GRI, above.

     Chih-Fen Lu           See Cathay, above.

     Earl B. Wing          See Cathay, above.

     Continental Integrated Services, Inc. ("C.I.S."), a Nevada corporation, owns 99.9% of the outstanding equity interest of Resources. C.I.S. is a private company involved in making and managing investments in the United States for its equity owners, the Lu Family Investors (defined below) and certain other unaffiliated investors. The executive officers and directors of C.I.S., and their principal occupations, are:

     Fu-Mei Lu             Private investor; President and Director of C.I.S.

     Chih-Hui Lu           See GRI, above.

CUSIP No.  02360P  10  4                        PAGE     22    OF  41   PAGES
          ---------------                               -----     -----

     Chih-Fen Lu         See Cathay, above.

     Chih-Ru Lu          Private investor; Vice President and Director of C.I.S.

     Chih-Chi Lu         Private investor; Vice President and Director of C.I.S.

     Chun-Ching Lu       Private investor; Vice President and Director of C.I.S.

     Pei-Yu Lu           Private investor; Vice President and Director of C.I.S.

     Chao-Hui Lu         Private investor; Vice President and Director of C.I.S.

     Man Yin Lee         Private investor; Vice President and Director of C.I.S.

     (iv) Controlling Persons.
          --------------------

     Mr. Lu: Wei-Ming Lu is a controlling person of Amereco by virtue of: (A) his direct and indirect control of 100% of the equity interests in WML through various offshore entities; (B) his control of the Lu Family Investors (defined below) through his patriarchical position and his financial relationships; and (C) his position as a director or executive officer of WML, Cathay, GRI, and Americas.

     The Lu Family Investors (as named below) are each controlling persons of Amereco by virtue of: (A) their respective direct and indirect holdings of 77.8% of the outstanding equity interest of C.I.S.; (B) certain of them (referred to hereinafter individually by their names) being directors or executive officers of certain entities deemed to be in control of Amereco; and (C) each of them being an affiliate of Mr. Lu.

      Mr. Lu's wife, Fu-Mei Lu; and
      Mr. Lu's six children, Chih-Hui Lu, Chih-Fen Lu, Chih-Ru Lu, Chih-Chi Lu, Chun-Ching Lu, and Pei-Yu Lu.

     (v) Together, each of the foregoing persons may be deemed to control Amereco. Mr. Lu, himself, may be deemed to be a single controlling person. Each of Wei- Ming Lu and the Lu Family Investors are citizens of the Dominican Republic and Taiwan; each of the Lu Family Investors is a permanent resident of the United States of America and residents of Colorado. Messrs. Wing, Waldrop, and Dee are citizens of the United States and residents of the state of Colorado.

     By signing this Statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf.

CUSIP No.  02360P  10  4                        PAGE     23    OF  41   PAGES
          ---------------                               -----     -----



     (e) During the last five years, none of the Reporting Persons, their executive officers, directors or managers, as applicable, has been convicted in any criminal proceedings excluding traffic violations or similar misdemeanors.

     (f) During the last five years, none of the Reporting Persons, their executive officers, directors or managers, as applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The total amount of funds required by the following entities to acquire the Shares of Amereco common stock reported herein was as described herein, and were provided from working capital, indirectly received as an investment from the equity owners thereof from their personal funds. Except as described with respect to Resources, no funds were borrowed for such purpose.

                                     Table 1
                           Direct Beneficial Ownership


          Name                   shares                options
----------------------------------------------------------------------

         GRI(a)                 2,183,888              500,000

        Cathay(b)                399,834              1,063,994

       Americas(c)                1,893                   0

         WML(d)                   1,547                   0

      Resources(e)              1,051,443                 0

        Wei-Ming                  2,629                60,000
         Lu(f,g)

      Fu-Mei Lu(f)               10,517                   0

     Chih-Fen Lu(f)               7,888                   0

          James                     0                  80,000
       Waldrop(h)

CUSIP No.  02360P  10  4                        PAGE     24    OF  41   PAGES
          ---------------                              -----     -----



(a) From March 1993 through June 1995, GRI loaned $4,634,214 to Omnivest Resources, LP (the "Omnivest Partnership"), a limited partnership which was liquidated in June 1996. At the time of liquidation, the assets of the Omnivest Partnership were contributed to Omnivest Resources, Inc., a wholly-owned subsidiary of Amereco. Also at that time, the GRI loan was converted into 2,017,188 shares of Amereco common stock. Additionally, GRI is to receive 166,700 Shares and an option to acquire up to 500,000 Shares as consideration for arranging for VM Mortgage Lending Corporation provision of collateral, as discussed at Item 6, below. These latter shares and options have not yet been issued.

     All funds used by GRI to acquire the Amereco common stock were from corporate working capital, provided directly or indirectly from personal funds of Wei-Ming Lu.

(b) Cathay received 91,836 shares as a fee for making and then extending a $350,000 loan to Amereco in September 1996 and December 1996, respectively.

     In October 1995, Amereco granted options to purchase common 60,000 shares of stock to Cathay and an additional 340,000 options to others (who were then affiliated with Cathay) for acting as agent for GRI, Resources and other investors in connection with making loans to the Omnivest Partnership. Subsequently, one of the recipients reassigned to Cathay 80,000 options. These options are exercisable at $4.25 per share through December 31, 1999.

     On April 17, 1997, under an oral agreement between Cathay and Amereco (which is in the process of being documented), Cathay renewed and extended several debt obligations owed to Cathay by Amereco which were then past due (totaling $947,619) and agreed to provide Amereco with a $900,000 letter of credit, as more fully described below in Item 6. As a result, Cathay is to receive an arrangement fee including 307,998 shares of Amereco common stock and five year options to purchase up to 923,994 shares at $2.00 per share. These shares and options have not yet been issued.

     The funds utilized by Cathay, to make the loan to Amereco were working capital provided directly or indirectly from personal funds of Wei-Ming Lu.

(c) Americas beneficially owns 1,893 shares of Amereco common stock as a result of its 7.1% ownership of Cenote, LLC ("Cenote"), a Colorado limited liability company. Cenote owns a total of 26,667 shares of Amereco common stock. No Reporting Person controls or has the ability to control investment or voting decisions of Cenote, LLC. Americas acquired its investment in Cenote in November 1994 by paying $50,000. The funds utilized by Americas to acquire its investment in Cenote were working capital provided directly or indirectly from personal funds of Wei-Ming Lu.

CUSIP No.  02360P  10  4                        PAGE    25    OF  41   PAGES
          ---------------                              -----     -----


(d) WML indirectly owns 1,547 shares of Amereco common stock as a result of its 5.8% ownership of Cenote. No Reporting Person controls or has the ability to control investment or voting decisions of Cenote, LLC. WML acquired its investment in Cenote in November 1994 by paying $40,000. The funds utilized by WML to acquire its investment in Cenote were working capital provided directly or indirectly from personal funds of Wei-Ming Lu.

(e) From March 1993 through September 1994, Resources made loans of $2,696,000 to the Omnivest Partnership, including $1,200,000 which Resources borrowed from an affiliated entity. These loans were converted to 1,051,443 shares of Amereco common stock in connection with the liquidation of the Omnivest Partnership described above. The loans, made from working capital provided directly or indirectly from personal funds of Wei-Ming Lu, including $800,000 of the borrowed funds, totaled $2,296,000 of the $2,696,000

(f) Fu-Mei Lu, Chih-Fen Lu, and Wei-Ming Lu indirectly own beneficial interests in Amereco common stock as a result of their ownership of Riverbank. Riverbank owns a total of 90,667 shares of Amereco common stock. No
     Reporting Person controls or has the ability to control investment or voting decisions of Riverbank.

                           Interest in Riverbank     Allocable shares of Amereco

     Fu-Mei Lu                    11.6%                      10,517
     Chih-Fen Lu                   8.7%                       7,888
     Wei-Ming Lu*                  2.9%                       2,629

     *  Through a Trust which Mr. Lu controls.

     Fu-Mei Lu, Chih-Fen Lu, and Wei-Ming Lu acquired their respective investment in Riverbank in April 1996 by paying $40,000, $30,000, and $10,000, respectively. The funds utilized by them to acquire their investment in Riverbank were personal funds.

(g) As described above under note (b) [Cathay], in October 1995, Amereco granted options to purchase an aggregate of 400,000 shares of Amereco common stock to Cathay and several persons who were then affiliated with Cathay as consideration for acting as agent for GRI, Resources and other investors in connection with making loans to the Omnivest Partnership. Of these, Mr. Lu received 60,000 options. These options are exercisable at $4.25 per share through December 31, 1999. Mr. Lu has expended no personal funds in connection with the acquisition or ownership of these options.

CUSIP No.  02360P  10  4                        PAGE    26    OF  41   PAGES
          ---------------                              -----     -----



(h) As described above under note (b) [Cathay], in October 1995, Amereco granted options to purchase an aggregate of 400,000 shares of Amereco common stock to Cathay and several persons who were then affiliated with Cathay as consideration for acting as agent for GRI, Resources and other investors in connection with making loans to the Omnivest Partnership. Of these, Mr. Waldrop received 80,000 options. These options are exercisable at $4.25 per share through December 31, 1999. Mr. Waldrop has expended no funds with respect to the acquisition or ownership of these options.

Item 4. Purpose of Transaction

     GRI, Cathay, WML, Resources, and the individual investors described above acquired Shares for investment purposes, and in connection therewith acquired a controlling interest in the voting shares of Amereco.

     Depending upon their evaluation of the Company's business and prospects, and upon future performance (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any one or more of the Reporting Persons may from time to time purchase additional shares, and any one or more of the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person. The Reporting Persons may, in their discretion, cease buying or selling Shares at any time. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

     Cathay and an affiliate of the Reporting Persons, VM Mortgage Lending Corporation are creditors of Amereco. Certain assets of Amereco are pledged to secure the repayment of the loan to Cathay as described in Item 3, above. If the Company defaults on its obligations under one or more of these lending arrangements, the creditor may initiate litigation to collect the debt from the Company, which litigation may involve an attachment of, or (to the extent a security interest exists) a foreclosure action against the Company's assets.

     Except as otherwise stated herein, the Reporting Persons, their executive officers, directors or managers, if applicable, do not have any current plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries (except to the extent the Company may default on indebtedness as described above).

CUSIP No.  02360P  10  4                        PAGE    27    OF  41   PAGES
          ---------------                              -----     -----



(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries (except to the extent the Company may default on indebtedness, as described above).

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. In that connection, it should be noted that three representatives of the Reporting Persons were members of the Board of Directors of the Company from June 1996 until January 1, 1997, and two persons thereafter until they resigned in February 1997.

(e) Any material change in the present capitalization or dividend policy of the Company.

(f)  Any other material change in the Company's business or corporate structure.

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Or

(j)  Any action similar to any of those enumerated above.

Item 5. Interest in the Securities of the Issuer

(a) The following tables set forth information regarding the direct and indirect beneficial ownership of the reporting persons. The most recent information available to the Reporting Persons indicates that Amereco has 5,007,616 shares of its Common Stock outstanding as of December 31, 1996. The Reporting Persons are aware of an additional 474,698 shares issued subsequent to December 31, 1996.

CUSIP No.  02360P  10  4                        PAGE    28    OF  41   PAGES
          ---------------                              -----     -----




                                     Table 2
                          Direct and Indirect Ownership
                                   WEI-MING LU


Name                  Direct              Direct           Indirect              Indirect          Source of
Notes                 Ownership           Options          Ownership             Options           Indirect
                                                                                                   Ownership

Wei-Ming                                  60,000              2,629                     0            Table 1
Lu  (a)                                                                                             note (f)

                                                              1,547                     0            WML (b)
                                                                                                    Table 13

    (c)                                                     401,727             1,063,994             Cathay
                                                                                                    Table 11

    (d)                                                   2,183,888               500,000                GRI
                                                                                                    Table 10

    (e)                                                   1,051,443                     0          Resources
                                                                                                    Table 14

    (f)                                                      10,517                     0          Fu-Mei Lu
                                                                                                     Table 3

    (g)                                                       7,888                     0        Chih-Fen Lu
                                                                                                     Table 5

(a) Mr. Lu's direct ownership is described in note (g) to Table 1 of Item 3, above.

(b) Mr. Lu controls WML by reason of his ownership of 100% of WML through certain offshore entities, and by reason of him being the sole director of WML.

(c) Mr. Lu controls Cathay by reason of his ownership, through WML and certain offshore entities, of 82% of the voting stock of Cathay, and by reason of him being on the Board of Directors of Cathay.

(d) Mr. Lu controls GRI by reason of his ownership, through WML and certain offshore entities, of 100% of the voting stock of GRI, and by reason of him being the sole director of GRI.

CUSIP No.  02360P  10  4                        PAGE    29    OF  41   PAGES
          ---------------                              -----     -----


(e) Mr. Lu controls Resources by reason of his patriarchal position and financial relationships with respect to the Lu Family Investors who own 77.8% of the equity of Resources, and who constitute seven of the nine directors of C.I.S, parent of Resources.

(f) Mr. Lu is deemed to beneficially own the shares held in the name of his wife, Fu-Mei Lu by reason of their marital relationship.

(g) Mr. Lu is deemed to beneficially own the shares held in the name of his daughter, Chih-Fen Lu, by reason of his patriarchal position and financial relationships with her.

                                     Table 3
                          Direct and Indirect Ownership
                                    FU-MEI LU


Name                  Direct              Direct           Indirect              Indirect          Source of
Notes                 Ownership           Options          Ownership             Options           Indirect
                                                                                                   Ownership

Fu-Mei Lu                    0                  0             10,517                    0            Table 1,
      (a)                                                                                            note (f)

                                                           3,649,122             1,623,994        Wei-Ming Lu
                                                                                                           (b)

(a) Fu-Mei Lu's indirect ownership is described in note (f) to Table 1 of Item 3, above.

(b)  Fu-Mei  Lu  is  Wei-Ming  Lu's  wife  and,  therefore,   his  ownership  is
     attributable to her.

CUSIP No.  02360P  10  4                        PAGE    30    OF  41   PAGES
          ---------------                              -----     -----





                                     Table 4
                          Direct and Indirect Ownership
                                   CHIH-HUI LU


Name                  Direct              Direct           Indirect              Indirect          Source of
Notes                 Ownership           Options          Ownership             Options           Indirect
                                                                                                   Ownership

Chih-Hui                      0                 0          1,051,443                     0         Resources
     Lu                                                                                                  (b)
    (a)                                                                                             Table 14

                                                             401,727             1,063,994        Cathay (c)
                                                                                                    Table 11


(a)  Chih-Hui Lu has no direct ownership of Amereco common stock.

(b) Chih-Hui Lu is a director of C.I.S., 99.9% owner of Resources and, therefore all of Resources' ownership may be attributed to her.

(c) Chih-Hui Lu is a director of Cathay and, therefore, may be deemed to share in the beneficial ownership of the Amereco common stock owned by Cathay.


                                     Table 5
                          Direct and Indirect Ownership
                                   CHIH-FEN LU


Name                  Direct              Direct           Indirect              Indirect          Source of
Notes                 Ownership           Options          Ownership             Options           Indirect
                                                                                                   Ownership

Chih-Fen                     0                 0               7,888                    0            Table 1,
  Lu (a)                                                                                          (a)note (f)

                                                           1,051,443                     0          Resources
                                                                                                          (b)
                                                                                                     Table 14

                                                             401,727             1,063,994          Earl Wing
                                                                                                          (c)
                                                                                                      Table 7


CUSIP No.  02360P  10  4                        PAGE    31    OF  41   PAGES
          ---------------                              -----     -----



(a)  Chih-Fen  Lu's  indirect  ownership  is described in note (f) to Table 1 of
     Item 3, above.

(b) Chih-Fen Lu is a director of C.I.S., 99.9% owner of Resources and, therefore, all of Resources' ownership may be attributed to her.

(c)  Chih-Fen  Lu  is  Earl  Wing's  wife  and,  therefore,   his  ownership  is
     attributable to her.

                                     Table 6
                          Direct and Indirect Ownership
                            OTHER LU FAMILY INVESTORS
        (See Tables 3, 4, and 5 for certain of the Lu Family Investors)


Name                  Direct              Direct           Indirect          Indirect              Source of
Notes                 Ownership           Options          Ownership         Options               Indirect
                                                                                                   Ownership
Chih-Ru Lu            0                   0                1,051,443             0                 Resources
                                                                                                   Table 14

Chih-Chi Lu           0                   0                1,051,443             0                 Resources
                                                                                                   Table 14

Chun-Ching            0                   0                1,051,443             0                 Resources
Lu                                                                                                 Table 14

Pei-Yu Lu             0                   0                1,051,443             0                 Resources
                                                                                                   Table 14



     Each of the four people named in the table above are children of Wei-Ming Lu. None of them have any direct ownership of Amereco common stock; their indirect ownership derives from their ownership of an aggregate of 77.8% (with Fu-Mei Lu, Chih-Hui Lu, and Chih-Fen Lu) of Resources, and each of them being members of the Board of Directors of C.I.S., 100% owner of Resources. Since each is a director of C.I.S., each may be deemed to share in the beneficial ownership of the Amereco common stock owned by Resources.

CUSIP No.  02360P  10  4                        PAGE    32    OF  41   PAGES
          ---------------                              -----     -----

                                     Table 7
                          Direct and Indirect Ownership
                                  EARL B. WING


Name                  Direct              Direct           Indirect             Indirect          Source of
Notes                 Ownership           Options          Ownership            Options           Indirect
                                                                                                  Ownership

Earl Wing             0                   0                1,059,331                    0        Chih-Fen Lu
      (a)                                                                                        (b) Table 5

                                                             401,727            1,063,994          Cathay (c)
                                                                                                     Table 11




(a)  Mr. Wing owns no Amereco common stock directly.

(b)  Chih-Fen  Lu  is  Earl  Wing's  wife,   and   therefore  her  ownership  is
     attributable to him.

(c) Mr. Wing is a director of Cathay and, therefore, may be deemed to share in the beneficial ownership of the Amereco common stock owned by Cathay.


                                     Table 8
                          Direct and Indirect Ownership
                                JAMES H. WALDROP


Name                     Direct             Direct           Indirect              Indirect           Source of
Notes                    Ownership          Options          Ownership             Options            Indirect
                                                                                                      Ownership

  James                         0            80,000           401,727               1,063,994          Cathay(b)
Waldrop                                                                                                 Table 11
    (a)

(a) Mr. Waldrop's direct ownership is described in note (h) to Table 1 of Item 3, above.

(b) Mr. Waldrop is a director of Cathay and, therefore, may be deemed to share in the beneficial ownership of the Amereco common stock owned by Cathay.

CUSIP No.  02360P  10  4                        PAGE    33    OF  41   PAGES
          ---------------                              -----     -----


                                     Table 9
                          Direct and Indirect Ownership
                                 MICHAEL E. DEE


Name                     Direct             Direct           Indirect           Indirect           Source of
Notes                    Ownership          Options          Ownership           Options           Ownership

Michael Dee                     0                 0           401,727           1,063,994          Cathay(b)
        (a)                                                                                         Table 11


(a)  Mr. Dee owns no Amereco common stock directly.

(b) Mr. Dee is a director of Cathay and, therefore, may be deemed to share in the beneficial ownership of the Amereco common stock owned by Cathay.


                                    Table 10
                          Direct and Indirect Ownership
                             GEORGIA RESOURCES, INC.


Name                     Direct             Direct           Indirect              Indirect           Source of
Notes                    Ownership          Options          Ownership             Options            Indirect
                                                                                                      Ownership

GRI  (a)                 2,183,888          500,000                 0                    0               n/a



(a) GRI's direct ownership is described in note (a) to Table 1 of Item 3, above.

                                    Table 11
                          Direct and Indirect Ownership
                         CATHAY GLOBAL INVESTMENTS, INC.


Name                     Direct             Direct             Indirect            Indirect           Source of
Notes                    Ownership          Options            Ownership           Options            Indirect
                                                                                                      Ownership

Cathay (a)               399,834            1,063,994          1,893                     0           Americas (b)
                                                                                                         Table 12

CUSIP No.  02360P  10  4                        PAGE    34    OF  41   PAGES
          ---------------                              -----     -----

(a) Cathay's direct ownership is described in note (b) to Table 1 of Item 3, above.

(b) Cathay owns 100% of the equity of Americas and, therefore, may be deemed to control Americas.


                                    Table 12
                          Direct and Indirect Ownership
                             OMNIVEST AMERICAS, INC.


Name                     Direct             Direct             Indirect            Indirect           Source of
Notes                    Ownership          Options            Ownership           Options            Indirect
                                                                                                      Ownership

Americas (a)                     0               0               1,893                 0                n/a



(a) Americas' indirect ownership is described in note (c) to Table 1 of Item 3, above.

                                    Table 13
                          Direct and Indirect Ownership
                           W.M.L. SERVICES CORPORATION


Name                     Direct             Direct             Indirect            Indirect           Source of
Notes                    Ownership          Options            Ownership           Options            Indirect
                                                                                                      Ownership

WML (a)                         0                0                  1,547               0             Table 1,
                                                                                                      note (d)

                                                 0                401,727        1,063,994          Cathay (b)
                                                                                                      Table 11

                                                                2,183,888           00,000             GRI (c)
                                                                                                      Table 10

(a) WML's indirect ownership is described in note (d) to Table 1 of Item 3, above.

(b) WML owns 82% of the equity of Cathay and, therefore, may be deemed to control Cathay.

(c) WML owns 99.9% of the equity of GRI and, therefore, may be deemed to control GRI.

CUSIP No.  02360P  10  4                        PAGE    35   OF   41   PAGES
          ---------------                              -----     -----


                                    Table 14
                          Direct and Indirect Ownership
                   C.I.S. RESOURCES LIMITED LIABILITY COMPANY


Name                     Direct             Direct             Indirect            Indirect           Source of
Notes                    Ownership          Options            Ownership           Options            Indirect
                                                                                                      Ownership

Resources (a)            1,051,443                0                  0                   0              n/a



(a) Resources' direct ownership is described in note (e) to Table 1 of Item 3, above.

                                    Table 15
                          Direct and Indirect Ownership
                      CONTINENTAL INTEGRATED SERVICES, INC.


Name                     Direct             Direct             Indirect            Indirect           Source of
Notes                    Ownership          Options            Ownership           Options            Indirect
                                                                                                      Ownership

C.I.S. (a)                      0                0             1,051,443                0             Resources
                                                                                                            (b)

(a)  C.I.S. has no direct ownership in Amereco common stock.

(b) C.I.S. owns 99.9% of the equity of Resources and, therefore, may be deemed to control Resources.



(b) Each of the foregoing persons has the power to vote and direct the disposition of the shares of Amereco common stock directly owned by it.

     No person has the power to vote or direct the disposition of any shares of Amereco common stock subject to an option until such time as the option is exercised.

CUSIP No.  02360P  10  4                        PAGE    36   OF   41   PAGES
          ---------------                              -----     -----

     The equity holders of Riverbank and Cenote do not have the power to direct any investment or voting decisions with respect to the Amereco common stock.

(c) During the past sixty days, GRI obtained 166,667 shares as an arrangement fee in connection with arranging $1,000,000 financing for the Company. As further consideration for such financing, GRI received 500,000 warrants to acquire the Company's common stock at $2.00 per share, exercisable through March 17, 2002. Both the shares and the warrants are subject to a registration rights agreement.

(d) GRI, Cathay, Resources, Riverbank, Phoenix and Cenote each has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by it.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     1. March 17, 1997 Transaction -- Effective March 17, 1997 GRI and Amereco entered into a Stock Option Agreement under which GRI was paid a fee of 166,700 Shares for arranging for VM Mortgage Lending Corporation ("VM"), a Nevada corporation, an affiliate of GRI, to provide additional collateral to permit additional borrowing under Amereco's loan agreement with Congress Financial (the "Arrangement Fee Shares"). In addition to the arrangement fee, GRI was granted a five-year option to purchase up to 500,000 Shares for $2.00 per share (the "Option Shares").

         On March 17, 1997 GRI and Amereco entered into a Registration Rights Agreement under which Amereco will file and cause to be effective, one time only after March 17, 1998 and prior to April 1, 2002, upon the written request of GRI, a registration statement for the offering and resale of the Arrangement Fee Shares and the Option Shares. In addition, the agreement provides for concurrent ("piggyback") registration, if Amereco proposes to register any Shares prior to April 1, 2002.

     2. Unpaid Notes -- On September 26, 1996 Amereco made a promissory note in favor of Cathay in the principal amount of $350,000 with interest accruing at the rate of 13%. The note matured on March 26, 1997. At that time, accrued and unpaid interest was added to principal, and the resulting principal amount began to accrue interest at 16%. This loan was paid in full on April 17, 1997. Amereco made additional promissory notes in favor of Cathay as summarized in the following table. These are collectively referred to as the "Unpaid Cathay Notes."

CUSIP No.  02360P  10  4                        PAGE    37   OF   41   PAGES
          ---------------                              -----     -----


   Date            Principal        Maturity          Rate
   ----            ---------        --------          ----


 11/11/96          $200,000         2/28/97           10.25%

 12/13/96          $179,000         3/13/97           10.25%

 12/24/96          $200,000         3/13/97           10.25%

 12/30/97          $170,000         3/13/97           10.25%

 1/13/97           $ 55,000         3/13/97           10.25%

                   $804,000
                   ========


     Effective January 10, 1996, Amereco made a promissory note in favor of VM in the principal amount of $98,000. The note bears interest at the rate of 10% and matured on January 10, 1997. This is referred to as the "Unpaid VM Note."

     Amereco and Cathay reached an oral agreement on April 17, 1997, to renew and extend the Unpaid Cathay Notes and the Unpaid VM Note (collectively referred to as the "Unpaid Notes") under the following terms and conditions:

Principal Amount         Equal to principal  and accrued  interest due under the
                         Unpaid Notes totaling $947,619.

Interest Rate            2.5% over prime

Maturity                 April 17, 1999

Letter of Credit         $900,000  letter of credit to be arranged by Cathay for
                         the benefit of Omnivest Resources, Inc., wholly-owned subsidiary of Amereco.

Total Credit Facility   $1,847,619

Arrangement Fee         307,998  shares of Amereco  common  stock and five year
                        options to purchase 923,994 shares.

Collateral               Second   lien  on  land   and   buildings,   machinery,
                         equipment, accounts receivable, inventory, furniture, fixtures, furnishings, and personal property.

     This loan restructuring has not yet been documented, but the parties have entered into a term sheet stating the foregoing.

CUSIP No.  02360P  10  4                        PAGE    38   OF   41   PAGES
          ---------------                              -----     -----



Item 7. Materials to be Filed as Exhibits.

     None.

CUSIP No.  02360P  10  4                        PAGE    39   OF   41   PAGES
          ---------------                              -----     -----


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 8, 1997                         GEORGIA RESOURCES, INC.



                                    By  /S/  WEI-MING LU
                                      ------------------------------------------
                                    President

May 8, 1997                          W.M.L. SERVICES CORPORATION



                                     By  /S/  WEI-MING LU
                                       -----------------------------------------
                                    President

May 8, 1997                         CATHAY GLOBAL INVESTMENTS, INC.



                                    By  /S/  CHIH-HUI LU
                                      ------------------------------------------
                                    President


May 8, 1997                         C.I.S. RESOURCES, LIMITED LIABILITY
                                    COMPANY, by Continental Integrated Services,
                                    Inc.,
                                    Member


                                    By  /S/  FU-MEI LU
                                       -----------------------------------------
                                    President


May 8, 1997                         CONTINENTAL INTEGRATED SERVICES, INC.



                                    By  /S/  FU-MEI LU
                                      ------------------------------------------
                                    President

CUSIP No.  02360P  10  4                        PAGE    40   OF   41   PAGES
          ---------------                              -----     -----



May 8, 1997                        OMNIVEST AMERICAS, INC.



                                    By /S/   JAMES H. WALDROP
                                      ------------------------------------------
                                    President

May 8, 1997
                                    /S/  WEI-MING LU
                                    --------------------------------------------
                                    WEI-MING LU


May 8, 1997                         /S/  FU-MEI LU
                                    --------------------------------------------
                                    FU-MEI LU


May 8, 1997                         /S/  CHIH-HUI LU
                                    --------------------------------------------
                                    CHIH-HUI LU

May 8, 1997
                                   /S/  CHIH-FEN LU
                                   ---------------------------------------------
                                   CHIH-FEN LU

May 8, 1997                        /S/  CHIH-RU LU
                                   ---------------------------------------------
                                   CHIH-RU LU

May 8, 1997
                                   /S/  CHIH-CHI LU
                                   ---------------------------------------------
                                   CHIH-CHI LU


May 8, 1997                        /S/  CHUN-CHING LU
                                   ---------------------------------------------
                                   CHUN-CHING LU

May 8, 1997
                                    /S/  PEI-YU LU
                                   ---------------------------------------------
                                   PEI-YU LU

CUSIP No.  02360P  10  4                        PAGE    41   OF   41   PAGES
          ---------------                              -----     -----



May 8, 1997
                                    /S/  EARL B. WING
                                    --------------------------------------------
                                    EARL B. WING


May 8, 1997                         /S/  JAMES H. WALDROP
                                    --------------------------------------------
                                    JAMES H. WALDROP

May 8, 1997
                                    /S/  MICHAEL E. DEE
                                    --------------------------------------------
                                    MICHAEL E. DEE